               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

                         ANNUAL REPORT
                  Pursuant to Section 15(d) of
              The Securities Exchange Act of 1934

         For the years ended December 31, 1996 and 1995
                 Commission File Number 1-4166

                      FRONTIER CORPORATION
                   BARGAINING UNIT EMPLOYEES'
                    RETIREMENT SAVINGS PLAN
                      (Full name of plan)

                      FRONTIER CORPORATION
                 (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION

In accordance with the applicable provisions of Article 6A of Regulation S-X, the following financial statements are filed as part of this Report.

     Report of Independent Accountants
     Statements of Net Assets Available for Benefits with
       Fund Information at December 31, 1996 and 1995
     Statement of Changes in Net Assets Available for Benefits
       with Fund Information for the year ended December 31, 1996
     Notes to Financial Statements
     Schedule of Assets Held for Investment
     Schedule of Reportable Transactions

The following exhibit is filed as part of this Report.

     Consent of Independent Accountants

FRONTIER CORPORATION
BARGAINING UNIT
EMPLOYEES' RETIREMENT SAVINGS PLAN

Financial Statements
For the years ended
December 31, 1996 and 1995

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Index to Financial Statements                               Page 1
-----------------------------------------------------------------------

Report of Independent Accountants                           Page 2

Statements of Net Assets Available for Benefits with
 Fund Information at December 31, 1996 and 1995             Pages 3-4

Statement of Changes in Net Assets Available for
 Benefits with Fund Information for the year ended
 December 31, 1996                                          Page 5

Notes to Financial Statements                               Pages 6-9

Line 27a - Schedule of Assets Held for
 Investment Purposes                                        Schedule I

Line 27d - Schedule of Reportable Transactions              Schedule II

               Report of Independent Accountants              Page 2


April 25, 1997

To the Participants and Administrator of the Frontier Corporation Bargaining Unit
Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation Bargaining Unit Employees' Retirement Savings Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

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

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information      Page 3
===================================================================================
                                                December 31, 1996
                                    --------------------------------------------------
                                  Fund A    Fund B    Fund C    Fund D    Fund E
Assets
-------------------------
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund          $1,487,484
   Putnam Global Growth Fund              $1,849,000
   Putnam Voyager Fund                               $4,207,486
   Putnam S & P 500 Index Fund                                            $2,176,036
  Frontier Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Stable Value Fund                                             $6,617,654
                              ---------------------------------------------------
     Total investments          1,487,484  1,849,000  4,207,486  6,617,654 2,176,036
                              ---------------------------------------------------

Receivables:
 Participants' contributions
 Employer's contributions

     Total receivables

     Total assets               1,487,484  1,849,000  4,207,486  6,617,654  2,176,036
                              ---------------------------------------------------
Net assets available
 for benefits                  $1,487,484 $1,849,000 $4,207,486 $6,617,654 $2,176,036
                              ===================================================

The accompanying notes are an integral part of these financial statements.


FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information       Page 3
===================================================================================
                                                December 31, 1996
                              --------------------------------------------------
                                                Participant
                                       Fund F      Loans        Other      Total
Assets
-------------------------
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund                                                    $1,487,484
   Putnam Global Growth Fund                                             $1,849,000
   Putnam Voyager Fund                                                   $4,207,486
   Putnam S & P 500 Index Fund                                           $2,176,036
  Frontier Corporation Common Stock  $9,192,876                          $9,192,876
  Participant loans                              $1,105,515              $1,105,515

 Investments, at contract value:
  Stable Value Fund                                                      $6,617,654
                              ---------------------------------------------------
     Total investments                9,192,876   1,105,515              26,636,051
                              ---------------------------------------------------

Receivables:
 Participants' contributions                                   $230,565     230,565
 Employer's contributions                                        91,705      91,705
                                                              ---------    --------
     Total receivables                                          322,270     322,270
                                                              ---------    --------
     Total assets                     9,192,876   1,105,515     322,270  26,958,321
                              -----------------------------------------------------

Net assets available
 for benefits                        $9,192,876  $1,105,515    $322,270 $26,958,321
                              =====================================================

The accompanying notes are an integral part of these financial statements.


FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information      Page 4
===================================================================================
                                                December 31, 1995
                              --------------------------------------------------
                                   Fund A    Fund B    Fund C    Fund D    Fund E
Assets
-------------------------
 Investments, at fair value:
  Cash                                                            $ 43,290
  Registered investment companies -
   Putnam Income Fund          $1,446,235
   Putnam Global Growth Fund              $1,334,720
   Putnam Voyager Fund                               $2,952,475
   Putnam S & P 500 Index Fund                                            $1,464,385
  Frontier Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Principal Mutual Life Insurance Company                          739,829
  New York Life Insurance Company                                  912,479
  Prudential Insurance Company of America                          977,024
  John Hancock Mutual Life Insurance Company                     1,322,754
  Metropolitan Life Insurance Company                              614,992
  CNA Life Insurance Company                                       275,043
  Peoples Security Life Insurance Company                          714,110
  Allstate Life Insurance Company                                  373,724
                              ---------------------------------------------------
     Total investments          1,446,235  1,334,720  2,952,475  5,973,245 1,464,385
                              ---------------------------------------------------
 Receivables:
  Participants' contributions
  Employer's contributions

     Total receivables

     Total assets              1,446,235   1,334,720  2,952,475  5,973,245  1,464,385
                              ---------------------------------------------------
Net assets available
 for benefits                 $1,446,235  $1,334,720 $2,952,475 $5,973,245 $1,464,385
                              ===================================================

The accompanying notes are an integral part of these financial statements.

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits with Fund Information      Page 4
===================================================================================
                                                December 31, 1995
                              --------------------------------------------------
                                                Participant
                                       Fund F      Loans        Other      Total
Assets
-------------------------
 Investments, at fair value:
  Cash                                                                   $   43,290
  Registered investment companies -
   Putnam Income Fund                                                     1,446,235
   Putnam Global Growth Fund                                              1,334,720
   Putnam Voyager Fund                                                    2,952,475
   Putnam S & P 500 Index Fund                                            1,464,385
  Frontier Corporation Common Stock  $9,513,445                           9,513,445
  Participant loans                                 731,877                 731,877

 Investments, at contract value:
  Principal Mutual Life Insurance Company                                   739,829
  New York Life Insurance Company                                           912,479
  Prudential Insurance Company of America                                   977,024
  John Hancock Mutual Life Insurance Company                              1,322,754
  Metropolitan Life Insurance Company                                       614,992
  CNA Life Insurance Company                                                275,043
  Peoples Security Life Insurance Company                                   714,110
  Allstate Life Insurance Company                                           373,724
                                ---------------------------------------------------
     Total investments                9,513,445     731,877              23,416,382
                                ---------------------------------------------------

 Receivables:
  Participants' contributions                                  $318,222     318,222
  Employer's contributions                                      116,247     116,247
                                                              ---------    --------
     Total receivables                                          434,469     434,469
                                                              ---------    --------
     Total assets                     9,513,445     731,877     434,469  23,850,851
                                ---------------------------------------------------
Net assets available
 for benefits                        $9,513,445  $  731,877    $434,469 $23,850,851
                                ===================================================

The accompanying notes are an integral part of these financial statements.


FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN                      Page 5
Statement of Changes in Net Assets Available for Benefits with Fund Information
=================================================================================
                                        Year ended December 31, 1996
                              ------------------------------------------------
                                   Fund A    Fund B    Fund C    Fund D    Fund E
Additions
 Additions to net assets attributed to:
  Investment income -
   Interest and dividends         $100,331  $128,937  $263,809  $392,171
   Realized gains                    3,134    22,794    99,918            $ 50,354
   Net (depreciation) appreciation
    in fair value of investments   (49,131)   86,639    37,443             319,205
   Participant loan interest income
 Contributions -
  Participants' contributions      253,389   357,271   715,635 1,025,094   344,883
  Employer's contributions          13,196    15,015    25,336    43,222    15,336
                                 -------------------------------------------------
     Total additions (deductions)  320,919   610,656 1,142,141 1,460,487   729,778
                                 -------------------------------------------------

Deductions
 Deductions from net assets attributed to:
  Benefits paid to participants    103,050    79,750   139,327   449,594    69,051
  Other expense                        510       490     1,118     3,070       606
                               ---------------------------------------------------
     Total deductions              103,560    80,240   140,445   452,664    69,657
                               ---------------------------------------------------
 Net increase (decrease) prior
  to interfund transfers           217,359   530,416 1,001,696 1,007,823   660,121
 Interfund transfers              (176,110)  (16,136)  253,315  (363,414)   51,530
                               ---------------------------------------------------
     Net increase (decrease)        41,249   514,280 1,255,011   644,409   711,651

Net assets available for benefits:
  Beginning of year              1,446,235 1,334,720 2,952,475 5,973,245 1,464,385
                               ---------------------------------------------------
  End of year                   $1,487,484$1,849,000$4,207,486$6,617,654$2,176,036
                               ===================================================

The accompanying notes are an integral part of these financial statements.

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN                     Page 5
Statement of Changes in Net Assets Available for Benefits with Fund Information
=================================================================================
                                        Year ended December 31, 1996
                              ------------------------------------------------
                                                Participant
                                     Fund F        Loans       Other      Total
Additions
 Additions to net assets attributed to:
  Investment income -
   Interest and dividends            $312,634                          $1,197,882
   Realized gains                     191,862                             368,062
   Net (depreciation) appreciation
    in fair value of investments   (3,035,742)                         (2,641,586)
   Participant loan interest income                $48,788                 48,788
 Contributions -
  Participants' contributions       1,174,068        8,676    230,565   4,109,581
  Employer's contributions          1,213,425                  91,705   1,417,235
                              -------------------------------------------------
     Total additions (deductions)    (143,753)      57,464    322,270   4,499,962
                              -------------------------------------------------

Deductions
 Deductions from net assets attributed to:
  Benefits paid to participants       495,342       50,288              1,386,402
  Other expense                           296                               6,090
                              ---------------------------------------------------
     Total deductions                 495,638       50,288              1,392,492
                              ---------------------------------------------------
 Net increase (decrease) prior
  to interfund transfers             (639,391)       7,176    322,270   3,107,470
 Interfund transfers                  318,822      366,462   (434,469)        -0-
                              ---------------------------------------------------
     Net increase (decrease)         (320,569)     373,638   (112,199)  3,107,470

Net assets available for benefits:
  Beginning of year                 9,513,445      731,877    434,469  23,850,851
                              ---------------------------------------------------
  End of year                       9,192,876    1,105,515    322,270  26,958,321
                              ===================================================

The accompanying notes are an integral part of these financial statements.

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 1996
----------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------
The Frontier Corporation Bargaining Unit Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis.

During the Plan year end December 31, 1995, the Inland Telephone Co. Bargaining Unit Employee Profit Sharing Plan and the CC&S Systems Inc. Bargaining Unit 401(k) Plan merged into the Frontier Corporation Bargaining Unit Employees' Retirement Savings Plan. Net assets of $1,185,139 were transferred from these plans during Plan year end December 31, 1995.

The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation
-------------
All bargaining unit employees covered by a collective bargaining agreement, except for temporary, summer and leased employees, are eligible to participate in the Plan upon employment date.

Administration
--------------
The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors.
The Trustee of the Plan is Putnam Fiduciary Trust Company.

Funding policy
--------------
Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

Fund A - Putnam Income Fund - Funds are primarily invested in
         Corporate bonds and U.S. government and agency obligations.

Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

Fund C - Putnam Voyager Fund - Funds are invested in emerging growth companies and opportunity stocks.

Fund D - Stable Value Fund - Funds are invested in an insurance company pooled separate account.

Fund E - Putnam S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P 500 Index.

Fund F - Frontier Corporation Common Stock Fund - Funds are invested in common stock of Frontier Corporation.

The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching and non-matching contributions are made in accordance with each participating employer's bargaining unit agreement.

Vesting
-------
Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants should refer to their respective bargaining agreements for vesting requirements of employer contributions. Forfeited nonvested accounts are used to reduce future employer contributions.

Payment of benefits
-------------------
Upon termination of service and attaining normal retirement age (65), a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years.

If upon termination of service, a participant does not attain normal retirement age, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance.

Individual participant loans
----------------------------
Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. Interest is charged on outstanding borrowings at the prime rate which was 8.25% at December 31, 1996. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1996, $713,056 in loans were disbursed and principal repayments of $337,917 were made.

Plan termination
----------------
Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in

Section 4044 of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan's holdings of Frontier Corporation common stock and four Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
The financial statements have been prepared on the accrual basis of accounting.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year end and the reported investment income and expenses during the Plan year.

Contributions and benefits paid
-------------------------------
Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

The Plan's distributions are paid in cash. Purchases and sales of securities are recorded on the trade date.

Administrative expenses
-----------------------
Significant expenses associated with the Plan are paid by the Company.

Valuation of investment assets
------------------------------
The Plan's interest in registered investment companies and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair market value at December 31, 1996 and 1995.

NOTE 3 - PARTICIPANT ACCOUNTS
-----------------------------
As of December 31, 1996 and 1995, the Plan held 406,317 and 317,115 shares of Frontier Corporation common stock at a fair market value of $9,192,876 and $9,513,445, respectively. Of these shares, 46,250 were contributed by the Company during the Plan year ended December 31, 1996, as the Company's matching contribution. During the Plan year ended December 31, 1996, 2,278 shares of Frontier Corporation common stock were distributed to participants.

NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------
The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through February 2, 1995 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code, and its corresponding trust is exempt from taxation under
Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.


FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Line 27a - Schedule of Assets Held for Investment Purposes             Schedule I
-----------------------------------------------------------------------------------
                                                                         Current
                                               Number                    value at
                                                 of                    December 31,
Description/Issuer                             shares        Cost          1996
------------------------------------------------------------------------------------
Interests in Registered Investment Companies:
 * Putnam Income Fund                          212,194    $1,453,044   $1,487,484
 * Putnam Global Growth Fund                   170,887     1,708,786    1,849,000
 * Putnam Voyager Fund                         261,010     3,640,179    4,207,486
 * Putnam S & P 500 Index Fund                 127,927     1,553,429    2,176,036
                                                          ----------   ----------
Total interests in registered
 investment companies                                      8,355,438    9,720,006
                                                          ----------   ----------
Common Stock:
 * Frontier Corporation                        406,317     9,928,100    9,192,876
                                                          ----------   ----------
Participant Loans:
 Participant loan accounts (average rate 8.5%)             1,105,515    1,105,515
                                                          ----------   ----------
Insurance Company Pooled Separate Account:
 Stable Value Fund                                         6,617,654    6,617,654
                                                         -----------  -----------

Total investments                                        $26,006,707  $26,636,051
                                                         ===========  ===========


* Denotes party-in-interest


FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Line 27d - Schedule of Reportable Transactions                        Schedule II
------------------------------------------------------------------------------------

                                               Number
 Identity of                Description          of         Purchase     Selling
party involved               of asset          transactions    price        price
------------------------------------------------------------------------------------
Series of Transactions:

Putnam Voyager Fund    Registered Investments     182      $1,723,170          N/A

Stable Value Fund      Insurance Company Pooled
                         Separate Account         241       1,929,920          N/A

Stable Value Fund      Insurance Company Pooled
                         Separate Account         274             N/A   $1,320,393

Frontier Corporation   Common Stock               206       3,891,228          N/A

Frontier Corporation   Common Stock               185             N/A    1,367,916



FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES' RETIREMENT SAVINGS PLAN
Line 27d - Schedule of Reportable Transactions                        Schedule II
------------------------------------------------------------------------------------

                                       Expense                Current value
                                       incurred                of asset on
 Identity of                 Lease       with       Cost of    transaction   Net
party involved               rental   transaction    asset       date        gain
------------------------------------------------------------------------------------
Series of Transactions:

Putnam Voyager Fund           N/A        N/A      $1,723,170   $1,723,170

Stable Value Fund             N/A        N/A       1,929,920    1,929,920

Stable Value Fund             N/A        N/A       1,320,393    1,320,393

Frontier Corporation          N/A        N/A       3,891,228    3,891,228

Frontier Corporation          N/A        N/A       1,176,054    1,367,916  $191,862


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.


                                FRONTIER CORPORATION BARGAINING
                                UNIT EMPLOYEES' RETIREMENT
                                SAVINGS PLAN

Date:  June 26, 1997            /s/Richard A. Smith
                                ------------------------------
                                Richard A. Smith
                                Controller